Exhibit 99.2

Quarterly Commentary

October 26, 2017

Third Quarter Ended

September 30, 2017

Third Quarter 2017 Performance Summary

In the third quarter of 2017, we achieved another milestone essential to our long-term strategy. On September 29, 2017 we successfully launched Intelsat 37e, our fifth Intelsat EpicNG satellite, as we implement high-throughput technology to unlock new applications and to drive future growth. While we continue to experience longer cycles in contracting sales of Intelsat EpicNG services, particularly with wireless and enterprise customers, we are confident in our long-term plan and continue to make strides on further commercializing Intelsat EpicNG.

Third quarter 2017 revenue was $539 million, a 1 percent decline, as compared to revenue of $543 million in the third quarter of 2016. Net loss attributable to Intelsat S.A. was $30 million for the three months ended September 30, 2017, as compared to net income attributable to Intelsat S.A. of $196 million in the prior year period, which included a $220 million gain on early extinguishment of debt. Adjusted EBITDA1, or earnings before interest, gain (loss) on early extinguishment of debt, taxes, depreciation and amortization, increased 4 percent to $420 million, or 78 percent of revenue, compared to $405 million, or 75 percent of revenue, in the third quarter of 2016. The improvement in Adjusted EBITDA and Adjusted EBITDA margin in the third quarter of 2017 was largely driven by a fee recognized by our media business and lower overall operating costs.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

A number of trends are reflected in the quarterly revenue result, including:

•	slower than expected revenue ramp for Intelsat EpicNG, specifically with wireless and enterprise customers, with new contract signings below initial expectations;

•	revenue declines due to certain non-renewals, including point-to-point services moving to fiber alternatives and regional and national satellite operators;

•	continued pricing pressure as services renew for certain wide-beam network services applications, creating a headwind to year-over-year growth; and

•	limited new U.S. government opportunities.

Contracted backlog at September 30, 2017 was $7.9 billion, representing expected future revenue under existing contracts with customers, as compared to $8.2 billion at June 30, 2017. The largest proportion of our backlog is related to our long-term media contracts.

Until our new assets and strategies, including managed services, achieve greater momentum, our business remains in transition, causing our return to growth to take longer than previously anticipated. Our heavy investment phase related to our high-throughput satellites is now nearing completion. The lower capital expenditures associated with our next replacement cycle are expected to support an improved cash flow profile and financial flexibility over the next several years.

2017 Operational Priorities:

Build upon a stable revenue foundation as Intelsat EpicNG transforms our Globalized Network; introduce new managed services and support development of new technologies that can accelerate the adoption of our high-throughput services.

Our plan includes four operational priorities as we pursue our return to growth in 2017, with third quarter progress described below:

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG high-throughput satellite (“HTS”) fleet and other satellites in our plan to ensure availability of new, differentiated inventory to drive revenue growth.

•	Intelsat 35e successfully completed in-orbit testing and entered into service on August 15, 2017.

•	Intelsat 37e successfully launched on an Arianespace rocket on September 29, 2017. It is expected to enter service in the first quarter of 2018.

•	Accelerate commercialization of Intelsat EpicNG.

•	Intelsat EpicNG backlog expanded in the third quarter, with growth sourced primarily from enterprise, wireless infrastructure and government customers. Contract terms on the entire Intelsat EpicNG fleet continue to be favorable, with the average contract length for growth services being over 5 years. At September 30, 2017, the Intelsat EpicNG backlog was comprised of over 160 contracts.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

•	An integral component in accelerating the adoption of Intelsat EpicNG is the introduction of our managed services enabled by the high-performance satellite network, as well as our collaboration with service provider distributors to develop new services. Our managed services platform, IntelsatOne Flex, is expected to reach a major milestone in the fourth quarter when one of the leading maritime services providers begins migrating sites to our network.

•	Maintain our leadership in government services.

•	Intelsat’s demonstrations of Intelsat EpicNG performance with its government customers are yielding new contracts, primarily with respect to government mobility applications where the Intelsat EpicNG elevated power transmissions support collection of mission critical video information from small antennas.

•	Optimize our capital expenditure plan, and our industry-leading portfolio of spectrum rights.

On October 2, 2017, Intelsat and Intel Corporation, one of the world’s leaders in computing and communications technologies, submitted a joint proposal under a current U.S. Federal Communications Commission (“FCC”) Notice of Inquiry regarding enabling the joint-use of our 3700-4200 MHz spectrum with terrestrial mobile services.

The joint proposal seeks to encourage the FCC to adopt our creative and proactive market-based proposal for C-band spectrum use that accommodates the interests both of satellite operators and our media and data customers, as well as the interests of mobile operators. Our reasons for proactively introducing a market-based solution are to create certainty around the use of satellite C-band in the United States, support further investment in the band and place control in the hands of the current users of the band.

The approach contemplates the use of incentive compensation provided by the wireless sector for accommodating joint-use and the opportunity costs of satellite operators related to loss of flexibility and restrictions of our services within the band. The approach, if adopted, supports an accelerated roll-out of 5G, creating new outlets for content and maintaining the technology edge of the U.S. While the issues can be complex, we believe that the speed of our market-based solution would be to the benefit of all parties, in comparison to a government-invoked rule change, which could take more than a decade to effect.

Our proposal is the first step in a potentially lengthy and uncertain process, which would culminate in the issuance of new regulations by the FCC. There can be no assurance that the FCC will adopt our proposal, in whole or in part. The FCC could instead adopt rules significantly less favorable to satellite operators.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

Q3 2017 Business Highlights and Customer Set Performance

All 2017 comparisons are to 2016 unless noted otherwise

Network Services

Network Services revenue was $211 million in the third quarter of 2017, an $11 million, or 5 percent, decrease from the prior year quarter. The largest factors contributing to the year-over-year decline were non-renewals and contraction of services by certain cellular backhaul and enterprise customers in Latin America, Europe and Asia-Pacific, non-renewals of point-to-point international trunking services, and pricing adjustments related to renewing wide-beam business. These declines were partially offset by growth in revenue from broadband services for the commercial aeronautical and maritime sectors, as well as revenue recovery from a customer in Latin America.

As compared to the second quarter of 2017, Network Services revenue decreased by $4 million, or 2 percent, largely due to non-renewals of cellular backhaul services more than offsetting growth in mobility applications.

Third Quarter Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet, while also booking new business and renewals on our wide-beam assets. In the third quarter of 2017, we signed agreements supporting networks in the enterprise and telecom infrastructure sectors.

Enterprise networks—large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability—represent one of the largest applications within our network services business. Enterprise contracts signed in the third quarter of 2017 include the following:

•	Hughes Network Systems (“HNS”) signed a multi-year renewal for satellite services across five Intelsat satellites for corporate enterprise and government applications.

•	Under a multi-year agreement, Tangerine Electronics has renewed and expanded satellite services on Intelsat 29e. Leveraging Intelsat’s high-throughput platform services, Tangerine operates a UHP Networks Hub advanced Very Small Aperture Terminal (“VSAT”) network servicing the needs of more than 700 schools in Mexico.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

Mobility services, which provide broadband connectivity to planes and ocean vessels, are a fast growing application which uses our wide-beam satellites, Intelsat EpicNG satellites, and our IntelsatOne Flex maritime managed services. Mobility contracts signed in the third quarter include:

•	Speedcast, a leading provider of fully managed, remote communications and IT solutions, renewed service commitments across eight Intelsat satellites. The commitments will deliver broadband connectivity to maritime operators, as well as support network infrastructure for enterprise applications, including in the oil and gas sector.

Intelsat provides essential wireless communications infrastructure, particularly in regions where reliability and flexibility are required:

•	Ecuador-based Corporación Nacional de Telecomunicaciones (CNT) E.P., Ecuador’s public telecommunications company, renewed and increased satellite services on Intelsat 29e to support enterprise, internet, fixed and mobile telephony services.

•	A leading Japanese global telecommunications company signed a new, multi-year contract with Intelsat to support its upcoming 4G LTE network which will allow the company to further expand and meet Japan’s connectivity demands. Initially, the company is expected to utilize existing satellite and disaster recovery services which are expected to migrate to our joint venture satellite, Horizons 3e, Intelsat’s sixth planned Intelsat EpicNG satellite, when it enters service in 2019.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks.

Although high-performance capacity, such as that provided by Intelsat EpicNG, is an important element of capturing this growth, our customers also need managed services that simplify network buildouts, and smaller, more capable, site hardware that is easier to install and operate. As stated previously, we are experiencing a longer sales cycle on Intelsat EpicNG for wireless network and corporate enterprise customers and as such, our new business for these applications is below our initial expectations. In addition, our IntelsatOne Flex managed services for enterprise and maritime applications are not yet at an activity level and scale to contribute meaningfully to revenue growth.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

Media

Media revenue was $237 million in the third quarter of 2017, a $20 million, or 9 percent increase, when compared to the prior year period. New revenue from our Intelsat 31 and Intelsat 36 satellites, that entered service in July and September 2016, respectively, contributed to the growth in the quarter, as well as a one-time benefit of approximately $13 million related to advance payments forfeited and fees paid by a customer upon partial termination of services.

As compared to the second quarter of 2017, media revenues increased by $15 million, or 7 percent, primarily due to the fees described above.

Third Quarter Media Highlights and Business Trends:

Business activity was driven by new and renewing contracts related to Intelsat’s media distribution neighborhoods in Africa and Latin America.

•	Trinity Broadcasting Network (“TBN”), the world’s largest religious broadcasting network, signed a long-term commitment for the replacement satellite for Intelsat Galaxy 14-R. Under the agreement, TBN will receive in-orbit protection and leverage Intelsat’s satellite services to distribute high definition (“HD”) and standard definition (“SD”) faith based programming to cable head-ends throughout North America.

•	TV Plus, a direct-to-home (“DTH”) television provider, signed a multi-year renewal for satellite services on Intelsat 19, one of Intelsat’s premier video neighborhoods. TV Plus will leverage Intelsat 19’s video neighborhood to deliver global content locally to viewers in Australia and New Zealand.

•	Arqiva has renewed distribution services on Intelsat 34, broadcasting premium news and video content throughout the Americas.

•	During the third quarter of 2017, the Brazilian regional television broadcaster, TV Catarina, signed a new, multi-year agreement for C-band services on Intelsat 14, our new video neighborhood covering the Latin American region. The investment made to develop the new video neighborhood on Intelsat 14 will enable customers, such as TV Catarina, to distribute high quality, regional programming via a network architecture that is highly reliable, flexible and cost efficient.

Our next media satellite will be Intelsat 38, currently planned for launch in 2018, which is expected to replace capacity for an existing satellite. In addition, we are investing in the ground infrastructure for our existing satellites to enhance our leading video neighborhoods, providing growth options for our programming customers, particularly in Latin America, such as on Intelsat 14, discussed above.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

Government

Sales to government customers generated revenue of $85 million in the third quarter of 2017, a $12 million, or 13 percent, decrease as compared to the prior year quarter. The majority of the decline in this period, and in comparison to the second quarter of 2017, primarily reflects a previously announced loss of the Commercial Broadband Satellite Program (“CBSP”) contract, terminated on March 31, 2017. The result also reflects reduced customer premises equipment sales in the third quarter of 2017 as compared to the prior year period.

On-Network revenue represented 64 percent of government services in the third quarter of 2017, as compared to 59 percent in the third quarter of 2016.

Third Quarter Government Highlights and Business Trends:

Our government business is relatively stable. Business activity in this customer set reflects the current tempo of our end-customers’ operations. The pace of RFP issuances and subsequent awards remains slow. We note continued reliance on LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new business.

•	During the third quarter, Intelsat General Corporation (“IGC”) signed five new Intelsat EpicNG contracts on Intelsat 29e, Intelsat 33e and Intelsat 35e for United States and allied government mobility applications.

•	The Boeing Company activated the second option year of a seven-year contract for 72 MHz on Galaxy 17 and 36 MHz on Galaxy 28 to global in-flight broadband and communication services to the senior leaders of the United States government. The service, which began in 2016, also includes a one-year renewal of teleport services.

Over the mid-term, our strategy to grow our government business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are activated in regions of interest to the U.S. government. We are also positioning to provide satellite-related operations support as the government considers commercialization of certain satellite operations capabilities.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

Fleet and Operations Update

The station-kept 36 MHz transponder equivalent unit count on our wide-beam fleet was approximately 2,025 at the end of the third quarter of 2017 as Intelsat 903 was removed from station-kept service as it drifts to a new orbital location following its replacement by Intelsat 35e. Utilization was at 78 percent, consistent with the 2017 second quarter utilization rate of 78 percent.

As of September 30, 2017, the HTS Intelsat EpicNG unit count increased to approximately 825 units in service, reflecting the addition of Intelsat 35e.

Intelsat currently has two satellites in the design, manufacturing and launch stages that are covered by our capital expenditure plan. Our capital expenditure plan also contemplates starts on three additional replacement satellites, for which manufacturing contracts have not yet been signed, and the use of MEVs to extend the operational life of two of our wide-beam satellites. In addition, we are working on one custom payload being built on a third-party satellite and a separate joint venture satellite which do not require capital expenditures, each noted below as a “Non-Capex Satellite”.

Our owned satellites, third-party payloads and a joint venture project currently in the design and manufacturing stages are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 37e	IS-901	342°E	Arianespace Ariane 5	Launched Sept. 29, 2017	1Q18	Broadband Infrastructure
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	2019	2019	Broadband Infrastructure

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 38	IS-904,G-11	45°E	Arianespace Ariane 5	2Q18	4Q18	Broadband & Media
Horizons 3e	IS-805	169°E	Arianespace Ariane 5	4Q18/1Q19	2019	Broadband Infrastructure

Intelsat S.A.

Quarterly Commentary, 3Q 2017

Other Third Quarter 2017 Financial Highlights

Cash Flows

During the third quarter of 2017, net cash provided by operating activities was $213 million. Cash paid for interest in the third quarter was $163 million. Capitalized interest was $15 million.

Capital expenditures were $99 million and payments for satellites from financing activities were $17 million. Combined, this resulted in free cash flow from operations1 of $97 million for the third quarter of 2017.

Our ending cash balance at September 30, 2017 was $581 million.

Capital Structure Activities

As previously disclosed, on July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025, and used the net proceeds from the sale of the notes, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s senior notes due in 2019, and to pay related fees and expenses.

2017 Financial Outlook

Today, Intelsat provided an update on its 2017 revenue and Adjusted EBITDA guidance issued on June 16, 2017, stating that we expect the following:

Revenue: Given current business trends, we now expect full-year 2017 revenue to be at the bottom of the previously provided revenue guidance of $2.150 billion to $2.180 billion for 2017.

Adjusted EBITDA: We continue to expect 2017 performance to be in the range of $1.640 billion to $1.670 billion, reflecting continued focus on operational efficiency, as we optimize parts of our operations to fund further investment in our managed service infrastructure.

Capital Expenditures: Intelsat maintained its 2017 capital expenditure guidance ranges for the three calendar years 2017 through 2019 (the “Guidance Period”) issued on June 16, 2017:

•	2017: $500 million to $550 million;

•	2018: $400 million to $475 million; and

•	2019: $400 million to $500 million.

Our capital expenditure guidance includes capitalized interest. The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10 percent as a result of the net new capacity entering service during the Guidance Period. This reflects the incremental capacity related to the launches of the Intelsat EpicNG high-throughput satellites, five of which are expected to enter service during the Guidance Period, net of satellites de-orbited or moved to inclined service. Capital expenditure incurrence is subject to timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: We expect annual cash taxes to be approximately $30 million to $35 million.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

1 In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Intelsat S.A.

Quarterly Commentary, 3Q 2017

Safe Harbor Statement

Some of the information and statements contained in this Quarterly Commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, anticipations, estimations, predictions, intentions, outlook and beliefs about our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; potential adverse reactions or changes to business or employee relationships, resulting from the termination of the proposed combination of the businesses of Intelsat and OneWeb pursuant to a Combination Agreement (the “Merger”), and a the proposed cash investment by SoftBank pursuant to a Share Purchase Agreement (the “SoftBank Investment”); competitive responses to the now terminated Merger and SoftBank Investment; diversion of management’s attention from ongoing business operations and opportunities as a result of the terminated Merger and SoftBank Investment; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, as amended by Amendment No. 1 on Form 20-F/A filed on October 11, 2017, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406